15026532

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB Number:	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITIED REPORT
FORM X-17A-5
PARTIII

SEC FILE NUMBER
8-36920

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/2014 (MM/DD/YY) AND ENDING 3/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Girard Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9560 Waples Street
(No. and Street)

San Diego, California 92121
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Shirley Klicman (858) 622-2140
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BOROS & FARRINGTON
(Name - if individual, state last, first, middle name)

11770 Bernardo Plaza Court, Suite 210, San Diego, CA 92128
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Shirley Klicman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Girard Securities, Inc., as of March 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Shirley Klicman
Signature

Chief Financial Officer
Title

Constance La Goodell
Notary Public

CONSTANCE LA GOODELL
Commission # 2074886
Notary Public - California
San Diego County
My Comm. Expires Aug 14, 2018

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

GIRARD SECURITIES, INC.

Table of Contents

Boros & Farrington

CERTIFIED PUBLIC ACCOUNTANTS
A Professional Corporation

11770 Bernardo Plaza Court • Suite 210
San Diego, CA 92128-2424
(858) 487-8518 • Fax (858) 487-6794
borosfarrington@msn.com

Report of Independent Registered Public Accounting Firm

Board of Directors
Girard Securities, Inc.

We have audited the accompanying statement of financial condition of Girard Securities, Inc. (the "Company") as of March 31, 2015, and the related statements of operations, changes in stockholders' equity, liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information contained in Schedules I, II, and III ("supplemental information") has been subjected to audit procedures performed in conjunction with the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R § 240.17a-5. In our opinion, the information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Boros & Farrington APC

San Diego, California
May 15, 2015

GIRARD SECURITIES, INC.

Statement of Financial Condition
March 31, 2015

ASSETS

Cash and cash equivalents	$ 698,127
Securities owned, at market value	2
Deposits with clearing organizations	220,000
Due from clearing organizations	4,110,459
Commissions receivable	2,677,956
Note receivable from stockholder	-
Other receivables	368,743
Refundable income taxes	207,375
Fixed assets, less accumulated depreciation of $1,419,502	64,624
Prepaid expenses and other	190,833
	$8,538,119

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable and other accrued expenses	$5,425,147
Total liabilities	5,425,147
Stockholders' equity	
Preferred stock, no par value; 2,000 shares authorized; 888 shares issued and outstanding	888,000
Common stock, no par value; 2,000,000 shares authorized; 1,248,000 shares issued and outstanding	66,761
Additional paid-in capital	1,845,247
Retained earnings	312,964
Total stockholders' equity	3,112,972
	$8,538,119

See notes to financial statements.

GIRARD SECURITIES, INC.

Statement of Operations
Year Ended March 31, 2015

Revenues	
Commissions income	$ 51,262,231
Trading profits and floor brokerage	24,978
Interest income	110,626
Fee and other income	5,735,446
Total revenues	57,133,281
Expenses	
Commissions and clearing	47,235,519
Compensation and benefits	3,353,036
General and administrative expenses	4,703,504
Share based compensation	1,844,578
Interest expense	6,945
Total expenses	57,143,582
Loss before income taxes	(10,301)
Income tax expense	(40,849)
Net loss	$ (51,150)

See notes to financial statements.

GIRARD SECURITIES, INC.

Statement of Changes in Stockholders' Equity
Year Ended March 31, 2015

	Preferred Stock	*Common Stock*	*Additional Paid-in Capital*	*Retained Earnings*
Balance, April 1, 2014	$1,138,000	$67,430	$ 548,785	$ 509,113
Capital contribution	-	-	165,000	-
Distributions	-		(548,785)	(145,000)
Redemptions				
Cash	-	(669)	(164,331)	-
Note conversion	(250,000)	-		-
Share based compensation	-	-	1,844,578	-
Net loss	-	-	-	(51,150)
Balance, March 31, 2015	$ 888,000	$66,761	$1,845,247	$ 312,963

Statement of Liabilities Subordinated to Claims of General Creditors
Year Ended March 31, 2015

Balance, beginning of year	$ -
Increases	-
Decreases	-
Balance, end of year	$ -

See notes to financial statements.

GIRARD SECURITIES, INC.

Statement of Cash Flows
Year Ended March 31, 2015

Cash flows from operating activities	
Net loss	$ (51,150)
Adjustments to reconcile net loss to net cash from operating activities	
Depreciation	104,551
Share based compensation	1,844,578
Changes in operating assets and liabilities	
Due from clearing organizations	(1,950,477)
Commissions receivable	(533,052)
Other receivables	31,690
Notes receivable from stockholder	1,563
Prepaid expenses and other	(93,569)
Refundable income taxes	(75,375)
Accounts payable and other accrued expenses	1,454,771
Net cash from operating activities	733,530
Cash flows from investing activities	
Capital expenditures	(14,587)
Securities owned	147,986
Net cash from investing activities	133,400
Cash flows from financing activities	
Capital contribution	165,000
Distributions	(693,785)
Redemption of common stock	(165,000)
Net cash from financing activities	(693,785)
Net increase in cash and cash equivalents	173,145
Cash and cash equivalents	
Beginning of year	524,982
End of year	$ 698,127
Supplemental disclosure of non-cash financing activities	
Reduction of stockholder note receivable by redemption of preferred stock	$ 250,000
Supplemental disclosure of cash flow information:	
Income taxes paid	$ 20,708
Interest paid	$ 6,945

See notes to financial statements.

GIRARD SECURITIES, INC.

Notes to Financial Statements

1. THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

The Company

Girard Securities, Inc. (the "Company"), headquartered in San Diego, is an introducing broker-dealer clearing customer transactions through another broker-dealer on a fully disclosed basis, and is registered with the Financial Industry Regulatory Authority and the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934 and an investment adviser registered with the SEC pursuant to the Investment Advisers Act of 1940. The Company is also a member of the National Futures Association and the Securities Investor Protection Corporation.

The Company principally transacts business as an agent on behalf of customers in mutual funds, stocks, fixed income instruments, commodities, options, private and public partnerships, annuities, and advisory services. The company is licensed to operate in all 50 states and has an independent contractor sales force located throughout the United States with a majority of registered representatives residing in Southern California.

On August 13, 2014, RCS Capital Corporation ("RCAP"), (NYSE:RCAP) announced it had entered into a Stock Purchase Agreement to acquire the Company through Chargers Acquisition, LLC ("Chargers"), the holding company for the transaction. Chargers is a subsidiary of RCAP and holds all of the outstanding preferred and common stock of the Company. The transaction was approved by the Company's board of directors. FINRA granted approval for the change of ownership and the transaction subsequently closed on March 18, 2015.

Basis of Presentation

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents are highly liquid investments, with original maturities of less than 90 days. Cash and cash equivalents are composed of interest-bearing deposits, non-interest-bearing deposits and money market funds.

Securities Owned

Securities owned are reflected on a trade date basis at market value with realized and unrealized gains and losses being reflected in current period earnings. Market values are based on prices from independent sources, such as listed market prices or broker or dealer price quotations.

Due from Clearing Organizations

Receivable from clearing organizations primarily consists of commission receivables and other receivables from broker-dealers.

Fixed Assets

Furniture, equipment, and leasehold improvements are recorded at historical cost, net of accumulated depreciation and amortization. Depreciation is recognized using the straight-line method over the estimated useful lives of the assets. Furniture and equipment are depreciated over five years. Leasehold improvements are amortized using the straight line method over the shorter of the lease term or the estimated useful lives of the assets. Maintenance and repairs,

which do not extend asset lives, are expensed as incurred. Management reviews fixed assets for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable. No impairment was determined to exist at March 31, 2015.

Fair Value of Financial Instruments

The Company's financial assets and liabilities are carried at fair value or at amounts that, because of their short-term nature, approximate current fair value.

Legal Reserves

The Company recognizes liabilities for contingencies when there is an exposure that, when fully analyzed, indicates it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. When a range of probable loss can be estimated, the Company accrues the most likely amount; if not determinable, the Company accrues at least the minimum of the range of probable loss.

The Company records reserves related to legal proceedings in "Accounts payable and other accrued expenses." The determination of these reserves amounts requires significant judgment on the part of management. Management considers many factors including, but not limited to: the amount of the claim; the amount of the loss in the client's account; the basis and validity of the claim; the possibility of wrongdoing on the part of a registered representative of the Company; previous results in similar cases; and legal precedents and case law. Each legal proceeding is reviewed with counsel in each accounting period and the reserve is adjusted as deemed appropriate by management. Lastly, each case is reviewed to determine if it is probable that insurance coverage will apply, in which case the reserve is reduced accordingly. Any change in the reserve amount is recorded in the financial statements and is recognized as a charge to earnings in that period.

Revenue Recognition

Security transactions and the related revenue are recorded on a trade date basis.

Commissions income. The Company records commissions received from mutual funds, annuity, insurance, equity, fixed income, direct investment, option and commodity transactions on a trade-date basis. Commissions also include mutual fund and variable annuity trails, which are recognized as earned.

Due to the significant volume of mutual fund and variable annuity purchases and sales transacted by our registered representatives directly with product manufacturers, management must estimate a portion of its upfront commission and trail revenues for each accounting period for which the proceeds have not yet been received. Because the Company records commissions payable based upon our standard payout ratios for each product as we accrue for commission revenue, any adjustment between actual and estimated commission revenue will be offset in part by the corresponding adjustment to commissions payable.

The Company charges investment advisory fees based on a client's portfolio value, generally at the beginning of each quarter. Advisory fees collected in advance are recorded as unearned revenue and are recognized ratably over the respective billing period. Advisory fees collected in arrears are recorded as earned. Asset based fees are primarily derived from the Company's marketing and due diligence agreements, and are both recorded and recognized in the period in which services are provided.

Trading profits and floor brokerage. Under agreement, the Company clears trades for an unaffiliated correspondent broker and retains a portion of commissions as a fee for its services. In addition, the Company periodically trades from its own inventory, resulting in a trading gain or loss.

Interest income. The Company earns interest income from its cash equivalents and client margin balances.

Administrative and other fee income. The Company charges administrative fees, which relate to service provided for supporting financial advisors on the Advisory platform. The Company charges administrative fees based on a client's portfolio value, generally at the beginning of each quarter. administrative fees collected in advance are recorded as unearned revenue and are recognized ratably over the respective billing period. Administrative fees collected in arrears are recorded as earned. The Company charges other miscellaneous fees, which relate to services provided and other account charges generally outlined in the Company's agreements with its financial advisors and clients. Such fees are recognized as services are performed or as earned, as applicable.

Leases

The Company lease office space and copiers under operating leases. The Company recognizes rent expense related to these operating leases on a straight-line basis over the lease term. The lease term commences on the earlier of the date when the Company becomes legally obligated for the rent payments or the date on which the Company takes possession of the property.

Share-Based Compensation

During fiscal 2015 the Company had one stock-based employee compensation plan, which is described more fully in Note 6 below. In addition, the Company had granted stock appreciation rights ("SARs") to certain independent contractor Financial Representatives, which are described more fully in Note 7 below. These awards are revalued at each reporting date for purposes of measuring compensation expense associated with these awards. In connection with the Stock Purchase Agreement described above, all outstanding options and SARs were liquidated and the liquidation amount was charged to expense.

Income Taxes

The Company accounts for income taxes using the asset and liability method whereby deferred tax asset or liability account balances are calculated at the balance sheet date using current tax laws and rates in effect. Valuation allowances are established, when necessary, to reduce deferred tax assets when it is *more likely than not* that a portion or all of a given deferred tax asset will not be realized. Income tax expense includes (i) deferred tax expense, which generally represents the net change in the deferred tax asset or liability balance during the year plus any change in valuation allowances and (ii) current tax expense, with represents the amount of tax currently payable to or receivable from a taxing authority. Uncertain tax positions are only recognized to the extent they are more likely than not of being sustained upon examination. The amount of tax benefit recognized is the largest amount of tax benefit that is more than fifty percent likely of being sustained on ultimate settlement of an uncertain tax position.

Concentration of Credit Risk

The company maintains cash balances with various financial institutions. Management performs periodic evaluations of the relative credit standing of these institutions. The Company has not sustained any material credit losses from these instruments.

The Company maintains individually significant receivable balances with financial institutions. If the financial condition and operations of these institutions deteriorate substantially, the Company's operating results could be adversely affected. Management performs ongoing credit evaluations of these financial institutions. No allowance for doubtful accounts was considered necessary at March 31, 2015.

2. Fair Value Measurements

The Company follows a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

- Level 1 inputs are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included with level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at March 31, 2015.

- Debt securities: Valued at quoted market prices.
- Equity securities: Valued at quoted market prices.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of March 31, 2015:

	Level 1	*Level 2*	*Level3*	*Total*
March 31, 2015				
Debt securities	$1.50	$ -	$ -	$1.50
Equity securities	0.50	-	-	0.50
	$2.00	$ -	$ -	$2.00

3. INCOME TAXES

The effective income tax rate varies from the statutory federal income tax rate of 34% for the following reasons:

"Expected" federal income tax benefit	$ 3,502
State income tax	(28,635)
Other	(15,716)
Income tax expense	$(40,849)

The Company had net deferred tax assets and liabilities as follows:

Accrued liabilities	$ 55,000
Depreciation & amortization	43,000
Valuation allowance	(98,000)
Deferred tax assets, net	$ -

4. STOCKHOLDER'S EQUITY

Series A Preferred Stock

Each share of Series A preferred stock (i) has an original issue price of $1,000; (ii) is non-voting; (iii) is entitled to receive cumulative dividends at an annual rate of $30 per share; (iv) has an original liquidation value of $1,000 plus any accrued and unpaid dividends; and (v) is redeemable at the option of the holder at $1,050 plus any accrued and unpaid dividends in three annual installments commencing 60 days after receipt by the Company at any time after June 30, 2016 from holders of at least 66 2/3% of the then outstanding shares of Series A Preferred Stock subject to certain limitations as described in the Company's Articles of Incorporation.

5. COMMITMENTS AND CONTINGENCIES

Bank Accounts

The Company maintains several bank accounts at financial institutions. These accounts are insured by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000. At times during the year ended March 31, 2015, cash balances held in financial institutions were in excess of the FDIC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Off Balance Sheet Risk

As discussed in Note 1, the Company does not hold customer segregated cash or securities balances. Transactions are processed by a clearing firm on a fully disclosed basis. In conjunction with this arrangement, the Company is contingently liable for any unsecured debit balances in the customer accounts introduced by the Company. These customer activities may expose the Company to off-balance-sheet credit risk in the event the introduced customer is unable to fulfill its contracted obligations. The Company seeks to control such credit risk by monitoring its exposure to the risk of loss daily, on an account-by-account basis. At March 31, 2015, the Company was not responsible for any unsecured debits and did not have any open positions in its trading accounts.

Arbitration

The Company has been named as a defendant in arbitration proceedings. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, the Company cannot predict with certainty what the eventual loss or range of loss related to such matter will be. The Company believes, based on current knowledge, after consultation with counsel, and consideration of insurance, if any, that the outcome of such matters will not have a material adverse effect on the financial condition of the Company or its results of operations.

Leases

The Company leases its primary facilities and certain other assets under non-cancelable operating leases that expires through December 2018. Under the facility lease, the Company pays taxes, insurance, and maintenance expenses. Rent expense was $274,310 in fiscal 2015. Future minimum lease commitments under the long-term non-cancelable operating leases are as follows:

Year Ending March 31:	
2016	$160,754
2017	160,754
2018	160,754
2019	118,772

6. EMPLOYEE SHARE-BASED COMPENSATION AND OTHER BENEFITS

Non-Qualified Stock Option Plan

During fiscal 2015 the Company had a non-qualified stock option plan under which the Company may grant up to 250,000 options which each option is convertible into one share of common stock. In connections with the Stock Purchase Agreement described above, all outstanding options were liquidated for a liquidation value totaling $1,169,694 which has been charged to expense in fiscal 2015. The non-qualified stock option plan has been terminated.

401(k) Plan

The Company has a 401(k) defined contribution plan. All employees meeting minimum age and length of service requirements are eligible to participate. The Company's total cost for the 401(k) plan was $39,772 for fiscal 2015.

7. NON-EMPLOYEE SHARE-BASED COMPENSATION

Under the 2007 Stock Appreciation Rights Plan for Independent Contractors, the Company may grant up to 250,000 shares of SARs to independent contractor Financial Representatives. In connection with the Stock Purchase Agreement described above, all outstanding SARs were liquidated for a liquidation value totaling $674,885 which has been charged to expense in fiscal 2015. The SARs plan has been terminated.

8. RELATED PARTY TRANSACTIONS

The Company has an office lease agreement for its primary facilities with Roman Empire Realty, an entity which (before the sale on March 18th 2015) was under common ownership by the Company's stockholder and Chief Executive Officer. Under this agreement the Company incurred rent expense of $153,574 in fiscal 2015.

The Company also received software maintenance and development services prior to the sale, from an affiliate that was partially owned by a stockholder of the Company. These services amounted to $10,800 in fiscal year 2015.

In May 2008, the Company entered into a lease agreement with Vista Mesa, LLC, at the time, an entity under common control by the Company's stockholder and Chief Executive Officer, to lease certain fixed assets, a trademark, and a due diligence process. Under this agreement the Company incurred rent expense of $50,956 in fiscal 2015. The agreement expired during fiscal 2015.

Agreements and transactions between related parties do not necessarily represent terms that might be negotiated between unrelated parties.

9. NET CAPITAL REQUIREMENTS

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1.

The Company's ratio at March 31, 2015 was 2.6 to 1. The basic concept of the Rule is liquidity, its object being to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At March 31, 2015, the Company had net capital of $2,086,265 which was $1,724,588 in excess of the amount required by the SEC.

10. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3

The Company relies on Section (k) (2) (ii) of the SEC Rule 15c3-3 to exempt them from the provisions of these rules.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events from the statement of financial condition date through May 15, 2015 the date at which the financial statements were issued, and determined there are no other items to disclose.

*****

GIRARD SECURITIES, INC.

Schedule I
Computation of Net Capital
Pursuant to SEC Rule 15c3-1

March 31, 2015

Total stockholders' equity	$3,112,972
Less non-allowable assets	
Commissions receivable	195,130
Other receivables	440,941
Prepaid expenses and other	326,010
Fixed assets	64,624
Net capital before haircuts on security positions	2,086,267
Less haircuts on security positions	
Debt securities	
Other securities	2
Net capital	2,086,265
Minimum net capital required	361,677
Excess net capital	$1,724,588
Total aggregate indebtedness	$5,425,148
Ratio of aggregate indebtedness to net capital	2.6

Note: *There are no differences between the net capital reported above and the net capital reported on form FOCUS X-17A-5 Part IIA as of March 31, 2015.*

GIRARD SECURITIES, INC.

Schedule II
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3

March 31, 2015

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k) (2) (ii) and, accordingly, has no reserve requirements. Consequently, a reserve requirement was not calculated in Part II of Form X-17A-5 of this Company's FOCUS report as of March 31, 2015; and a reconciliation to that calculation is not included herein.

GIRARD SECURITIES, INC.

Schedule III
Information Relating to the Possession or Control Requirements
Pursuant to Rule 15c3-3

March 31, 2015

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k) (2) (ii) and, accordingly, has no possession or control requirements.

Boros & Farrington

CERTIFIED PUBLIC ACCOUNTANTS
A Professional Corporation

11770 Bernardo Plaza Court • Suite 210
San Diego, CA 92128-2424
(858) 487-8518 • Fax (858) 487-6794
borosfarrington@msn.com

SIPC Supplemental Report

Board of Directors
Girard Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended March 31, 2015, which were agreed to by Girard Securities, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended March 31, 2015, with the amounts reported in Form SIPC-7 for the year ended March 31, 2015 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Boros & Farrington APC

San Diego, California
May 15, 2015

GIRARD SECURITIES, INC.

Determination of "SIPC Net Operating Revenues" General Assessment And Schedule of Payments Pursuant to SEC Rule 17a-5(e)(4)

Year Ended March 31, 2015

Total revenue	$57,133,278
Deductions	
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures	(31,564,045)
Revenues from commodity transactions	(136,360)
Net gain from securities in investment accounts	(21,477)
Other revenue not directly or indirectly related to the securities business	(70,000)
SIPC net operating revenues	$25,341,396
General assessment @ .0025	$ 63,353
Less payments	
October 24, 2014	(30,234)
April 28, 2015	(33,119)
Assessment balance due	$ -

Boros & Farrington

CERTIFIED PUBLIC ACCOUNTANTS
A Professional Corporation

11770 Bernardo Plaza Court • Suite 210
San Diego, CA 92128-2424
(858) 487-8518 • Fax (858) 487-6794
borosfarrington@msn.com

Report of Independent Registered Public Accounting Firm

Girard Securities, Inc.:

We have reviewed management's statements included in the accompanying letter dated May 20, 2015, in which (1) Girard Securities, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Boros & Farrington APC

Boros & Farrington APC
San Diego, California
May 20, 2015

Girard Securities, Inc. Exemption Report

Girard Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Girard Securities, Inc.

I, Shirley Klicman, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Shirley Kliman

CFO
May 20, 2015